UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Inovalon Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.000005 par value per share

(Title of Class of Securities)

45781D101

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45781D101

1	Names of Reporting Persons Keith R. Dunleavy, M.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 55,127,255 (1)(2)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 55,127,255 (1)(2)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,127,255 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 46.04% (2)(3)(4)

12	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 180,000 shares of Class A Common Stock held of record by Keith R. Dunleavy, M.D., (ii) 47,476,820 shares of Class B Common Stock held of record by Meritas Group, Inc., and (iii) 7,470,435 shares of Class B Common Stock held of record by Meritas Holdings, LLC.  Keith R. Dunleavy, M.D., the Chairman and Chief Executive Officer of the Issuer, is (x) the sole officer and director of Meritas Group, Inc. and maintains sole voting and dispositive control over the shares held by Meritas Group, Inc. and (y) the sole non-member manager of Meritas Holdings, LLC and maintains sole voting and dispositive control over the shares held by Meritas Holdings, LLC.  The shares held by Meritas Group, Inc. and Meritas Holdings, LLC were acquired prior to the completion of the initial public offering of the Issuer’s Class A Common Stock.  The 180,000 shares of Class A Common Stock held of record by Keith R. Dunleavy, M.D. were purchased in multiple open market transactions on August 27, 2015, August 28, 2015, May 6, 2016, May 9, 2016, and December 14, 2016, as previously reported in Keith R. Dunleavy, M.D.’s Form 4s filed with the Securities and Exchange Commission on August 31, 2015, May 10, 2016, and December 14, 2016.

(2) The Class B Common Stock is convertible into the Class A Common Stock on a 1-for-1 basis (a) at any time at the holder’s option or (b) upon certain transfers of such shares, and has no expiration date.

(3) Based on 64,786,705 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the Issuer to Keith R. Dunleavy, M.D., plus an aggregate of 54,947,255 shares of Class B Common Stock beneficially owned by Keith R. Dunleavy, M.D., which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Keith R. Dunleavy, M.D.

(4) Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes.  There were 83,303,628 shares of Class B Common Stock outstanding as of December 31, 2016, as reported by the Issuer to Keith R. Dunleavy, M.D., including the 54,947,255 shares of Class B Common Stock beneficially owned by Keith R. Dunleavy, M.D.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 45781D101

1	Names of Reporting Persons Meritas Group, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (5)(6)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0 (5)(6)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (5)(6)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00% (5)(6)

12	Type of Reporting Person (See Instructions) CO

(5) Consists of 47,476,820 shares of Class B Common Stock held of record by Meritas Group, Inc.  Keith R. Dunleavy, M.D., the Chairman and Chief Executive Officer of the Issuer, is the sole officer and director of Meritas Group, Inc. and maintains sole voting and dispositive control over such shares.  All ownership interest in Meritas Group, Inc. is owned by an irrevocable trust for the sole benefit of Dr. Dunleavy’s descendants and in which Dr. Dunleavy has no pecuniary interest.

(6) The Class B Common Stock is convertible into the Class A Common Stock on a 1-for-1 basis (a) at any time at the holder’s option or (b) upon certain transfers of such shares, and has no expiration date.  Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes.

CUSIP No. 45781D101

1	Names of Reporting Persons Meritas Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (7)(8)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0 (7)(8)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (7)(8)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.00% (7)(8)

12	Type of Reporting Person (See Instructions) CO

(7) Consists of 7,470,435 shares of Class B Common Stock held of record by Meritas Holdings, LLC.  Keith R. Dunleavy, M.D., the Chairman and Chief Executive Officer of the Issuer, is the sole non-member manager of Meritas Holdings, LLC and maintains sole voting and dispositive control over such shares.  All ownership interest in Meritas Holdings, LLC is owned by an irrevocable trust for the sole benefit of Dr. Dunleavy’s descendants and in which Dr. Dunleavy has no pecuniary interest.

(8) The Class B Common Stock is convertible into the Class A Common Stock on a 1-for-1 basis (a) at any time at the holder’s option or (b) upon certain transfers of such shares, and has no expiration date.  Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes.

Item 1.
	(a)	Name of Issuer: Inovalon Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 4321 Collington Road, Bowie, Maryland 20716

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is filed by Keith R. Dunleavy, M.D., Meritas Group, Inc., and Meritas Holdings, LLC.

Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement between Keith R. Dunleavy, M.D., Meritas Group, Inc. and Meritas Holdings, LLC that this Schedule 13G is filed on behalf of each of them.

(b)

Address of Principal Business Office or, if none, Residence:
The address for the principal business office of Keith R. Dunleavy, M.D. is: c/o Inovalon Holdings, Inc., 4321 Collington Road, Bowie, Maryland 20716.

The address for the principal business office of Meritas Group, Inc. and Meritas Holdings, LLC is: P.O. Box 4937, Annapolis, MD 21403.

	(c)	Citizenship: Keith R. Dunleavy, M.D. – United States Meritas Group, Inc. – Delaware Meritas Holdings, LLC – Delaware
	(d)	Title and Class of Securities: Class A Common Stock, $0.000005 par value per share
	(e)	CUSIP No.: 45781D101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Keith R. Dunleavy, M.D.
	(a)	Amount beneficially owned: 55,127,255 (1)(2)
	(b)	Percent of class: 46.04% (2)(3)(4)
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 55,127,255 (1)(2)
		(ii)	Shared power to vote or to direct the vote: None.
		(iii)	Sole power to dispose or to direct the disposition of: 55,127,255 (1)(2)
		(iv)	Shared power to dispose or to direct the disposition of: None.

Meritas Group, Inc.
	(a)	Amount beneficially owned: None. (5)(6)
	(b)	Percent of class: None. (5)(6)
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: None. (5)(6)
		(ii)	Shared power to vote or to direct the vote: None.
		(iii)	Sole power to dispose or to direct the disposition of: None. (5)(6)
		(iv)	Shared power to dispose or to direct the disposition of: None.

Meritas Holdings, LLC
	(a)	Amount beneficially owned: None. (6)(7)
	(b)	Percent of class: None. (6)(7)
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: None. (6)(7)
		(ii)	Shared power to vote or to direct the vote: None.
		(iii)	Sole power to dispose or to direct the disposition of: None. (6)(7)
		(iv)	Shared power to dispose or to direct the disposition of: None.

(1) Consists of (i) 180,000 shares of Class A Common Stock held of record by Keith R. Dunleavy, M.D., (ii) 47,476,820 shares of Class B Common Stock held of record by Meritas Group, Inc., and (iii) 7,470,435 shares of Class B Common Stock held of record by Meritas Holdings, LLC.  Keith R. Dunleavy, M.D., the Chairman and Chief Executive Officer of the Issuer, is (x) the sole officer and director of Meritas Group, Inc. and maintains sole voting and dispositive control over the shares held by Meritas Group, Inc. and (y) the sole non-member manager of Meritas Holdings, LLC and maintains sole voting and dispositive control over the shares held by Meritas Holdings, LLC.  The shares held by Meritas Group, Inc. and Meritas Holdings, LLC were acquired prior to the completion of the initial public offering of the Issuer’s Class A Common Stock.  The 180,000 shares of Class A Common Stock held of record by Keith R. Dunleavy, M.D. were purchased in multiple open market transactions on August 27, 2015, August 28, 2015, May 6, 2016, May 9, 2016, and December 14, 2016, as previously reported in Keith R. Dunleavy, M.D.’s Form 4s filed with the Securities and Exchange Commission on August 31, 2015, May 10, 2016, and December 14, 2016.

(2) The Class B Common Stock is convertible into the Class A Common Stock on a 1-for-1 basis (a) at any time at the holder’s option or (b) upon certain transfers of such shares, and has no expiration date.

(3) Based on 64,786,705 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the Issuer to Keith R. Dunleavy, M.D., plus an aggregate of 54,947,255 shares of Class B Common Stock beneficially owned by Keith R. Dunleavy, M.D., which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Keith R. Dunleavy, M.D.

(4) Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes.  There were 83,303,628 shares of Class B Common Stock outstanding as of December 31, 2016, as reported by the Issuer to Keith R. Dunleavy, M.D., including the 54,947,255 shares of Class B Common Stock beneficially owned by Keith R. Dunleavy, M.D.  The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

(5) Consists of 47,476,820 shares of Class B Common Stock held of record by Meritas Group, Inc.  Keith R. Dunleavy, M.D., the Chairman and Chief Executive Officer of the Issuer, is the sole officer and director of Meritas Group, Inc. and maintains sole voting and dispositive control over such shares.  All ownership interest in Meritas Group, Inc. is owned by an irrevocable trust for the sole benefit of Dr. Dunleavy’s descendants and in which Dr. Dunleavy has no pecuniary interest.

(6) The Class B Common Stock is convertible into the Class A Common Stock on a 1-for-1 basis (a) at any time at the holder’s option or (b) upon certain transfers of such shares, and has no expiration date.  Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes.

(7) Consists of 7,470,435 shares of Class B Common Stock held of record by Meritas Holdings, LLC.  Keith R. Dunleavy, M.D., the Chairman and Chief Executive Officer of the Issuer, is the sole non-member manager of Meritas Holdings, LLC and maintains sole voting and dispositive control over such shares.  All ownership interest in Meritas Holdings, LLC is owned by an irrevocable trust for the sole benefit of Dr. Dunleavy’s descendants and in which Dr. Dunleavy has no pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2017

KEITH R. DUNLEAVY, M.D.

By:	/s/ Keith R. Dunleavy, M.D.

MERITAS GROUP, INC.

By:	/s/ Keith R. Dunleavy, M.D.

Name:    Keith R. Dunleavy, M.D.

Title:       Sole Officer and Director

MERITAS HOLDINGS, LLC

By:	/s/ Keith R. Dunleavy, M.D.

Name:    Keith R. Dunleavy, M.D.

Title:     Manager